UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

April 7, 2015

Commission File Number 1-14712

ORANGE

(Translation of registrant's name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

communiqué de presse

Press release
Paris, 7 April 2015

Orange and Vivendi enter exclusive negotiations for the acquisition by Vivendi of an 80% stake in Dailymotion

Orange and Vivendi announce today that they are entering into exclusive negotiations regarding the acquisition by Vivendi of an 80% stake in Dailymotion for 217 million euros. As part of this operation, which corresponds to an enterprise value for Dailymotion of 265 million euros, Orange will retain a 20% stake in the company.

Orange and Vivendi will now enter into a period of exclusive negotiations in order to finalize the terms of this operation. This is also subject to the necessary information-consultation meetings with employee representative organizations.

For Orange, which has accompanied the successful development of Dailymotion since 2011, this operation meets the Group's ambition to bring Dailymotion together with a strategic content-focused partner that is capable of giving it the means to accelerate its growth and to turn it into one of the world's largest content distribution platforms. In parallel, Orange will use the proceeds of this transaction to finance and reinforce its efforts in the digital ecosystem.

For Vivendi, the acquisition of 80% of Dailymotion's capital represents an important step forward in its effort to create a global group and French champion in the media and content industries. It enables Vivendi to derive significant value from its content and to hold a controlling stake in a global distribution platform. The numerous opportunities for collaboration between Dailymotion and Vivendi assets such as Universal Music Group and Groupe Canal+ can be deployed rapidly in a way that will accelerate and reinforce Vivendi's worldwide presence.

Commenting on this agreement, Stéphane Richard, Chairman and CEO of Orange, said: "Orange has supported the development of Dailymotion since 2011 as the company has increased its audience by 2.5 and grown into one of Europe's biggest success stories in the digital domain. Our partnership with Vivendi will enable Dailymotion, in which we remain a 20% shareholder, to accelerate its growth internationally and to enhance its content offer. The proceeds from this transaction will enable Orange to reinforce its efforts in the digital ecosystem. Finally, this agreement also illustrates our willingness to reinforce our partnership with Vivendi."

Vincent Bolloré, Chairman of Vivendi's Supervisory Board, also commented on the operation: "The acquisition of 80% of Dailymotion's capital is an excellent opportunity that will provide the group with added reach in the diffusion of high-quality musical and audiovisual content across the world. We are particularly enthusiastic at the idea of supporting Dailymotion in this important new phase of their development as the company evolves into a reference global platform. This is a first step in our ambition to create a large, global group that is focused on media and content. In addition, this operation illustrates our capacity to develop international strategic partnerships, in particular with Orange."

Orange holds 100% of Dailymotion since January 2013, following its initial acquisition of 49% of the company's capital in April 2011.

Dailymotion is the second largest aggregation and distribution platform in the world, with over 2.5 billion videos seen per month. The company registered sales of 64 million euros in 2014, a figure that has increased by 30% every year since 2012. It employs 222 people in the world, based mainly in France and the United States of America.

About Orange

Orange is one of the world's leading telecommunications operators with sales of 39 billion euros in 2014 and 156,000 employees worldwide at 31 December 2014, including 99,400 employees in France. Present in 29 countries, the Group has a total customer base of 244 million customers worldwide at 31 December 2014, including 185 million mobile customers and 16 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services.

Orange is listed on the NYSE Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com, www.livetv.orange.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

About Vivendi

Vivendi groups together leaders in content and media. Canal+ Group is the French leader in pay-TV, also operating in French-speaking Africa, Poland and Vietnam; its subsidiary Studiocanal is a leading European player in production, acquisition, distribution and international film and TV series sales. Universal Music Group is the world leader in music. Vivendi Village brings together Vivendi Ticketing, Wengo (expert counseling), Watchever (subscription video-on-demand) and the Paris-based concert hall L'Olympia. In addition, Vivendi currently owns GVT a fixed very high-speed broadband, fixed-line telephony and pay-TV services operator in Brazil. www.vivendi.com

Press contacts:

Orange: +33 1 44 44 93 93

Tom Wright, tom.wright@orange.com

Olivier Emberger, olivier.emberger@orange.com

Vivendi: +33 1 71 71 15 84

Jean-Louis Erneux, jean-louis.erneux@vivendi.com

Solange Maulini, solange.maulini@vivendi.com

ORANGE

Date: April 7, 2015	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations